Harvest Energy Trust – News Release
(HTE.UN – TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES ADJUSTMENT TO
EXCHANGEABLE SHARE RATIO

Calgary, June 5, 2006 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy Trust ("Harvest" or the "Trust") today announces an increase to the Exchange Ratio of the Exchangeable Shares of Harvest Operations Corp. from 1.22609 to 1.23791. This increase will be effective on June 15th, 2006.

On March 16, 2006, Harvest announced that all remaining exchangeable shares outstanding will be redeemed for a cash payment. The price per share to be paid will be determined by multiplying the exchangeable share exchange ratio in effect on June 19, 2006 by the weighted average trading price of Harvest’s trust units on the Toronto Stock Exchange for the 5 trading day period ended June 16, 2006. A formal Letter of Transmittal will be mailed to all exchangeable shareholders of record on June 20, 2006 which will contain instructions on how to complete the exchange and receive the cash payment. The 5 day weighted average price will be posted on Harvest’s corporate website under the ‘Investor Relations – Capital Structure’ page on or shortly after June 19, 2006.

Harvest is one of Canada’s largest conventional oil and natural gas trusts, actively managed to maintain or increase cash flow per unit through our strategy of acquiring, enhancing, and producing crude oil, natural gas and natural gas liquids. Harvest’s current production is weighted approximately 75% to crude oil and liquids and 25% to natural gas. Distributions to unitholders are based on cash flow from operations, which are generated by the production and enhancement of properties within our five key areas across Western Canada. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Investor & Media Contacts:
John Zahary	Robert Fotheringham
President & CEO	Vice President, Finance & CFO

Cindy Gray
Investor Relations Advisor

Corporate Head Office:
Harvest Energy Trust
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca